EXHIBIT 99.1

Aptose To Release Third Quarter Ended September 30, 2016 Financial Results and Hold Conference Call on November 15, 2016

SAN DIEGO and TORONTO, Nov. 10, 2016 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (Aptose) (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, will release its financial results for the quarter ended September 30, 2016, on Monday, November 14, 2016 after the close of the market.  The company intends to host a conference call the following morning on Tuesday, November 15, 2016 at 8:30 a.m. ET to discuss the financial results.

Participants can access the conference call by dialing (844) 882-7834 (North American toll free number) and (574) 990-9707 (International) and using passcode 17568049.  The conference call can also be accessed at http://edge.media-server.com/m/p/nndfkz6o and will also be available through a link on the Investor Relations section of Aptose’s website at ir.aptose.com.  Please log onto the webcast at least 10 minutes prior to the start of the call to ensure time for any software downloads that may be required.  An archived version of the webcast along with a transcript will be available on the company’s website for 30 days.   An audio replay of the webcast will be available approximately two hours after the conclusion of the call for 7 days by dialing (855) 859-2056, using the passcode 17568049.

The press release, the financial statements and the management’s discussion and analysis for the quarter ended September 30, 2016 will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company developing personalized therapies to address unmet medical needs in oncology, with a particular focus on hematologic malignancies. Aptose is advancing new therapeutics focused on well validated and novel drug targets on the leading edge of cancer research, coupled with validated biomarkers to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed for potent single agent activity and to enhance the efficacy of existing anti-cancer therapies without overlapping toxicities. Aptose Biosciences Inc. is listed on NASDAQ under the symbol APTO and on the TSX under the symbol APS.  For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

SMP Communications, Inc.
Susan Pietropaolo
845-638-6290
susan@smpcommunications.com